SEC
Mail Processing
Section

DEC 14 2016

Washington DC
409



SECURITIES AND EXCHANGE COMMISSION

16022490

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2015 (MM/DD/YY) AND ENDING 09/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeKing Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 East Las Olas Blvd., Suite 300
(No. and Street)

Fort Lauderdale	FL	33301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Chiodo (954) 760-2315
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name – *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	FL	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Chiodo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeKing Securities LLC., as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

FINOP

Title



12/10/2016

Signature of Notary



THOMAS P. LIGUORI
MY COMMISSION # FF 112140
EXPIRES: April 13, 2018
Bonded Thru Budget Notary Services

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations.
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Member's Equity.
- [X] (f) Statement of Changes in Subordinated Borrowings.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TradeKing Securities, LLC

Statement of Financial Condition

September 30, 2016

Filed in accordance with Rule 17a-5(e)(3) as a Public Document

CONTENTS

KAUFMAN | ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TradeKing Securities, LLC
Fort Lauderdale, Florida

We have audited the accompanying statement of financial condition of TradeKing Securities, LLC as of September 30, 2016 and the related notes to the financial statement. This financial statement is the responsibility of TradeKing Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeKing Securities, LLC as of September 30, 2016 in accordance with accounting principles generally accepted in the United States of America.



Kaufman, Rossin & Co., P.A.

Miami, Florida
December 12, 2016

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

TRADEKING SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2016

ASSETS	
CASH AND CASH EQUIVALENTS	$ 11,531,678
RECEIVABLE FROM BROKERS	4,036,573
SECURITIES OWNED, AT FAIR VALUE (NOTE 3)	9,550
DEPOSIT AT CLEARING BROKER (NOTE 6)	1,301,003
RECEIVABLES FROM AFFILIATES (NOTE 2)	441,590
OTHER ASSETS	233,283
	$ 17,553,677

LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Payable to broker	$ 34,702
Accounts payable and accrued liabilities	831,097
Due to parent (Notes 2 & 4)	4,459,780
Due to affiliates (Note 2)	1,053,138
Subordinated loans - parent (Note 4)	3,500,000
Total liabilities	9,878,717
COMMITMENTS AND CONTINGENCIES (NOTES 7 AND 8)	
MEMBER'S EQUITY	7,674,960
	$ 17,553,677

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

TradeKing Securities, LLC, (the Company) a Delaware corporation principally located in Fort Lauderdale, Florida, is a registered broker-dealer which commenced brokerage operations in December of 2005. The Company acts in an agency capacity, buying and selling securities for its customers, and charging a commission, facilitated through an internet-based trading platform. The Company clears all customer transactions through a clearing broker-dealer on a fully disclosed basis. The Company is a wholly-owned subsidiary of TradeKing Group, Inc., a Delaware Corporation (the Parent).

TradeKing Advisor Inc., TradeKing Forex, LLC, TKconnect LLC and MB Trading Futures LLC are wholly owned subsidiaries of TradeKing Group, Inc, the Parent Company. Ally Financial Inc. (AFI) acquired all of the outstanding common stock of TradeKing Group, Inc. on June 1, 2016. Collectively these companies are affiliates.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions and Revenue Recognition

Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis.

Interest revenue is earned on the Companies customer balances maintained with its clearing broker-dealer. The Company shares the interest revenue generated with the clearing broker dealer and receives its share monthly. Interest income is recorded on an accrual basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents.

The Company maintains account balances with financial institutions in excess of federally insured limits.

Valuation of Securities Owned at Fair Value

Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with an independent counter- party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. Fair value measurements establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market

participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's securities owned.

The hierarchy is summarized in the three broad levels listed below.

Level 1 -	Quoted prices in active markets for identical marketable securities
Level 2 -	Other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)
Level 3 -	Significant unobservable inputs (including the Company's own assumptions in determining the fair value of securities owned)

Exchange Traded Securities. Securities and other investments traded on a national exchange or on the national market system of NASDAQ are valued at their last reported sale price or, if there has been no sale on that date, at the closing "bid" price if long, or closing "ask" price if short. Other securities or investments for which over-the-counter market quotations are available are valued at their last reported sale price or, if there had been no sale on that date, at closing "bid" price if long, or closing "ask" price if short as reported by a reputable source selected by the Company. Exchange traded securities are generally categorized in Level 1 of the fair value hierarchy.

Receivable from Brokers

Receivable from brokers are uncollateralized commission and fee obligations due under normal trade terms. The carrying amount of broker receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all broker receivable balances and based on assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. All accounts or portions thereof determined to be uncollectible are written off to the allowance for doubtful accounts. As management believes that the accounts are fully collectable and are therefore stated at net realizable value, no allowance for doubtful accounts is recorded at September 30, 2016.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company that is not subject to income taxes as it is a disregarded entity for income tax purposes. The Company's Parent was responsible for the payment of income taxes and did not allocate income taxes to the Company. In connection with the sale of the Parent to AFI, effective June 1, 2016, the Parent became a wholly owned subsidiary and is included in the consolidated tax return of AFI. The Company continues to be a disregarded entity for income tax purposes; AFI is responsible for the payment of income taxes and does not allocate income taxes to the Company.

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 2. RELATED PARTY TRANSACTIONS

Administrative Services Agreement

The Company receives management and administrative services, including the use of office facilities, equipment, marketing and technology from its Parent under the terms of an Administrative Services Agreement. In this regard, the Parent incurs operating expenses and provides facilities and staff which directly benefit the Company. Such expenses are allocated back to the Company at cost. The Parent also charges an amount equivalent to $0.50 per trade for the use of Parent owned and developed technology assets. At September 30, 2016, management and administrative service fees, of $2,731,563 were unpaid and is included in due to parent in the accompanying statement of financial condition. Additionally, the Company owed the Parent $1,668,384 of direct operating costs paid on its behalf plus $19,000 of reimbursable expenses. Amounts due to parent are unsecured, non-interest bearing and due on demand.

Receivables from and liabilities due to affiliates

Receivables from affiliates consist of amounts advanced and reimbursable costs paid on behalf of affiliated companies. Liabilities due to affiliates consist of amounts paid by affiliate for reimbursable costs on behalf of the Company. Amounts due from/to affiliates are unsecured, non-interest bearing and due on demand.

Affiliate	Receivable	Liability
TradeKing Advisor Inc.	$ 13,296	$ --
TradeKing Forex LLC	5,485	
TKconnect LLC	383,266	5,500
MB Trading Futures LLC	10,275	--
Ally Financial Inc.	29,268	1,047,638
	$ 441,590	$ 1,053,138

NOTE 3. FAIR VALUE MEASUREMENT

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with fair value measurements and the Company's accounting policies as disclosed in Note 1. The following table presents information about the Company's assets measured at fair value as of September 30, 2016.

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities owned	$ 9,550	-	-	$ 9,550

NOTE 4. SUBORDINATED LOANS

On August 31, 2011, the Company executed a subordinated loan agreement with its Parent. The principal amount of the loan is $2,000,000, the interest rate is 14 percent per annum, interest is payable monthly and the principal is payable on the maturity date of the loan. The loan matures on August 31, 2017 and is unsecured.

On September 27, 2011, the Company executed a subordinated loan agreement with its Parent. The principal amount of the loan is $1,500,000, the interest rate is 14 percent per annum, interest is payable monthly and the principal is payable on the maturity date of the loan. The loan matures on September 27, 2017 and is unsecured.

These loans were made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission, approved by the Financial Industry Regulatory Authority (FINRA), and are subordinated to the claims of general creditors. These loans contain an extension of maturity date provision, whereby, without further action by either the Parent or the Company, the scheduled maturity date each year is automatically extended an additional year unless, on or before the day thirteen months preceding the maturity date then in effect, the Parent shall notify the Company in writing, that such maturity date shall not be extended.

At September 30, 2016 $40,833 of interest was payable and is included as a component of due to parent in the accompanying statement of financial condition.

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At September 30, 2016, the Company's Net Capital was $9,115,938 which exceeded requirements by $8,690,690, and the ratio of Aggregate Indebtedness to Net Capital was 0.70 to 1.

NOTE 6. RISK CONCENTRATION

Securities Clearing and Custody

The Company operates as an introducing broker-dealer and as such all its client accounts are held at its clearing brokerage. The clearing and depository operations for the Company's securities transactions are provided by Apex Clearing Corp. (Apex), whose principal office is in Dallas, Texas.

Effective July 1, 2014, the Company amended its clearing agreement with Apex. The agreement was extended to remain in effect until September 30, 2017. As part of the amended clearing agreement, the Company was required to increase its clearing deposit to $1,800,000. Effective July 27, 2015, the Company made an additional amendment to the clearing agreement and the clearing deposit requirement was reduced to $1,300,000.

NOTE 7. COMMITMENTS

The Company is obligated under various licensing, and consulting agreements expiring through 2017. The minimum annual payments under these agreements approximate $22,000 for fiscal year 2017 and none thereafter.

NOTE 8. CONTINGENCIES

Legal

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

General Contingencies

In the ordinary course of business, there are various contingencies which are not reflected in the financial statements. Under the terms of the Company's securities clearing agreement with Apex, the Company introduces its clients' securities accounts to Apex, who, as the clearing broker, clears and maintains all client account activity. The Company is responsible for obtaining from each client such funds or securities as are required to be deposited or maintained in their accounts. As a result, the Company is liable for any loss, liability, damage, cost, or expense incurred or sustained by Apex as a result of the failure of any client to timely make payments or deposits of securities to satisfy their contractual obligations.

Client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company may extend credit to the client, through its clearing broker, subject to various regulatory and margin lending practices, collateralized by cash and securities in the client's account. In connection with these activities, the Company also executes client transactions involving the sale of securities not yet purchased, known as "short sales". Such transactions may expose the Company to credit risk in the event the client's assets are not sufficient to fully cover losses, which the client may incur. In the event the client fails to satisfy its obligations, the Company will purchase or sell financial instruments in the client's account in order to fulfill the client's obligations.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory guidelines. Compliance with these guidelines is monitored, and pursuant to such guidelines, clients may be required to deposit additional collateral, or reduce positions, when necessary.